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                           February 2, 2021

       Timothy Forrester
       Executive Vice President and Chief Financial Officer
       UWM Holdings Corp
       585 South Boulevard E
       Pontiac, MI 48341

                                                        Re: UWM Holdings Corp
                                                            Registration
Statement on Form S-1
                                                            Filed January 26,
2021
                                                            File No. 333-252422

       Dear Mr. Forrester:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance